Exhibit (k)(3)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

CION Grosvenor Infrastructure Master Fund, LLC

AGREEMENT made as of the __ day of __________, 2024 by and between CION Grosvenor Infrastructure Master Fund, LLC, a Delaware limited liability company (the “Master Fund”), and CION Grosvenor Management, LLC, an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, (the “Adviser”).

WITNESSETH:

WHEREAS, the Master Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end management investment company;

WHEREAS, the Adviser acts as investment adviser to the Master Fund pursuant to a Management Agreement with the Master Fund dated as of________, 2024 (the “Management Agreement”), pursuant to which it is paid a management fee (the “Management Fee”);

NOW, THEREFORE, in consideration of the Master Fund engaging the Adviser pursuant to the Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Prospectus of CION Grosvenor Infrastructure Fund (the “Feeder Fund”) as currently in effect.

2.	With respect to each class of Shares, the Adviser agrees that (i) it will waive the Management Fee and other fees payable to it by the Master Fund and/or (ii) it or its affiliate will pay, absorb or reimburse expenses of the Master Fund (a “Waiver”) so that the following “Operating Expenses” of each class of Shares, in aggregate, will not exceed 1.0% of the respective share class’s daily net assets on an annualized basis, (the “Expense Cap”)

“Operating Expenses” means: organizational and offering costs, legal expenses not related to transactions (including independent trustees’/director’s counsel); marketing expenses; shareholder communications, networking and platform fees, insurance; audit fees; third-party due diligence fees; trustee/director fees; printing fees; transfer agent fees; third-party and internal administrative and valuation expenses; and custody expenses. Operating Expenses of the Master Fund include any corresponding Operating Expenses of the Feeder Fund (excluding any expenses directly attributable to an individual class of Shares of the Feeder Fund), which are borne by the Master Fund.

The Agreement does not apply to the following “Specified Expenses”: (i) all fees and expenses of the investments in which the Master Fund invests (including the underlying fees of Infrastructure Funds, Infrastructure Assets and other investments); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Infrastructure Funds, Infrastructure Assets and other investments; (iv) interest payments incurred on borrowing by the Master Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Master Fund; (vi) distribution and/or shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders. “Management Fee and Fund Expenses” have the meaning ascribed to them in the Feeder Fund’s prospectus.

3.	Unless sooner terminated by the Board of Directors of the Master Fund (the “Directors”) as provided in Paragraph 5 of this Agreement, this Agreement will have a term ending on the one (1) year anniversary from the initial closing date for subscription for Shares of the Master Fund (the “Limitation Period”). This Limitation Period may be extended by the Adviser for consecutive one-year terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the Directors.

4.	This Agreement may be terminated at any time, and without payment of any penalty, by the Directors, on behalf of the Master Fund, upon notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Directors.

5.	For a period not to exceed (3) three years from the month in which a Waiver is made by the Adviser, the Adviser may recoup amounts waived, reimbursed or paid, even if such recoupment occurs after the termination of the Limitation Period, if (a) the Master Fund’s Operating Expenses (after recoupment) has fallen to a level below the Expense Cap in effect at the time of the recoupment, and (b) the recouped amount does not raise the aggregate level of ordinary Operating Expenses in respect of a class of Shares in the month of recoupment to a level that exceeds any Expense Cap applicable at such time. To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of the Management Fee to the Adviser. To the extent that the full amount of such waived or reimbursed or paid amount cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

6.	If this Agreement is terminated, the Master Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than (3) three years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Master Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

7.	This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

8.	This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By:
Title:

CION GROSVENOR MANAGEMENT, LLC

By:
Title: